Exhibit 31

Market Cap.: P$82.7 billion

June 30, 2017

Contacts:

Pedro Insussarry

Solange Barthe Dennin

Telecom Argentina

(5411) 4968 3743/3752

Telecom Argentina and Cablevisión

announce that they have entered into a Preliminary Merger Agreement that will allow them to become a leading provider of convergent telecommunications solutions that will fulfill the digital life of their customers

Buenos Aires, June 30, 2017 - Telecom Argentina S.A. (NYSE: TEO, BASE: TECO2), (“Telecom Argentina”), a leading mobile and fixed telecommunications company in Argentina, as well as in Paraguay for mobile telecommunications, and Cablevisión S.A. (“Cablevisión”) the leading paid TV provider and leader in the broadband market in Argentina and the second largest paid TV provider in Uruguay (in conjunction “the Companies”) today announced a plan to merge their respective corporate structures and operations with the aim of creating a leading provider of convergent telecommunications services and to participate in the opening of the telecommunications sector that, according to Argentine regulations, is expected to occur beginning in January 2018.

Today the Boards of Directors of the Companies approved a Preliminary Merger Agreement. The proposed transaction follows a worldwide convergent trend towards combining the provision of fixed and mobile telecommunications services, distribution of video and internet, known as “quadruple play”. The transaction will allow the combined company to become a leader in convergent solutions that will fulfill its customers’ digital life and facilitate the digital operations of enterprises and corporations. The combination of the two Companies will strengthen their investment in modern, mobile technology infrastructure as well as the build out of a high speed fiber optic network.

Currently, the domestic and international telecommunications sectors are experiencing a trend of technological convergence of networks and platforms for the provision to customers of integrated solutions of voice, data, sound and images transmission services, through both fixed and wireless networks (the “Convergent Products”).

The Companies have considered that their respective operating and technical structures are highly complementary and could be strengthened through a corporate integration, achieving synergies in the development of Convergent Products that will bring significant benefits to consumers, the sector and the economy in general. Moreover, the investment plans of the combined Company will allow to accelerate the development and strengthening of their networks in terms of capacity, speed, quality and diversity of services.

The Companies consider that the structural consolidation can be achieved by means of a corporate merger process pursuant to Argentine General Corporate Law.

The merger agreement reached between the Companies provides that once the required regulatory authorizations have been obtained and the corresponding corporate process has been complied with, Cablevisión will be merged into Telecom Argentina, which will be the surviving entity. As a result of the merger, Telecom Argentina will increase its equity and its capital stock and will issue as consideration 1,184,528,406 ordinary book-entry shares of its common stock, with nominal value of ARS $1 and entitled to one vote per share, to be delivered to Cablevisión’s shareholders according to the established Distribution Ratio.

The Distribution Ratio approved by the Board of Directors of the Companies is 9,871.07005 shares of Telecom Argentina per share of Cablevisión, which implies that Cablevisión Holding S.A., the controlling shareholder of Cablevisión, and Fintech Media LLC, its minority shareholder will receive a direct and indirect total participation in Telecom Argentina (whose main indirect shareholder is Fintech Telecom LLC) equivalent to 55% of the combined company’s total outstanding capital after considering the aforementioned capital stock increase. The current shareholders of Telecom Argentina will retain the remaining 45% of the capital stock of the combined Company as a result of the merger.

The transaction is subject to the approval of the shareholders of each of the Companies at their respective shareholders’ meetings and by the relevant regulatory authorities.

The CEO of Telecom Argentina, German Vidal highlighted: “We are proud to create the leading company in convergent solutions that will fulfill the digital life of people and facilitate the digital operations of enterprises and corporations. At the same time, this transaction will allow us to develop a business model that will accelerate the market transformation towards quadruple play”. Moreover, Mr. Vidal added that “the merger of the Companies will create a company with international standards in quality of service and access to state-of-the-art technology, geared towards a strategy designed for the market and the needs of local consumers”.

Telecom Argentina has engaged J.P. Morgan Securities LLC as the exclusive financial advisor for this transaction.

Any further request for information and/or any questions related to Telecom Argentina should be directed to the following persons:

Solange Barthe Dennin	Luis F. Rial Ubago	Antonella Papaleo
(5411) 4968 3752	(5411) 4968 3718	(5411) 4968 6236

Tel: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

* * * * *

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock or 55,60% of the total outstanding shares. Nortel is a holding company whose common stock (approximately 78% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock comprised of preferred shares that are held by minority shareholders.

As of June 30, 2017, Telecom continued to have 984,380,978 shares issued and 969,159,605 shares outstanding.

Pedro Insussarry	Solange Barthe Dennin	Luis F. Rial Ubago	Antonella Papaleo
(5411) 4968 3743	(5411) 4968 3752	(5411) 4968 3718	(5411) 4968 6236

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies,  and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

Mariano Marcelo Ibáñez

Chairman